                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                (Amendment No. 3)
                      Metromedia International Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   591695-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                ARNOLD L. WADLER
              Executive Vice President, Secretary & General Counsel
                               Metromedia Company
          One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137
                                 (201) 531-8050


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 21, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1-(f) or 13d-1(g), check the following box //.


                         (Continued on following pages)

                               (Page 1 of 9 Pages)

CUSIP No.  591695-10-1                 13D                    Page 2 of  9 Pages


--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          METROMEDIA COMPANY
          62-1293303
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) //


--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                              //


--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
 Number of Shares       7      SOLE VOTING POWER
Beneficially Owned      --------------------------------------------------------
By Each Reporting       8      SHARED VOTING POWER
     Person                    17,886,403 shares, including 7,989,206 shares
                               beneficially owned through Metromedia Company;
                               4,426,249 shares beneficially owned through Met
                               Telcell, Inc.; 5,019,723 shares beneficially
                               owned through a trust, which include 200,000
                               shares of 7.25% cumulative convertible preferred
                               stock which shares are currently convertible into
                               666,666 shares of common stock; and 451,225
                               shares that may be deemed beneficially owned
                               through membership in a group
                        --------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               17,886,403 shares, including 7,989,206 shares
                               beneficially owned through Metromedia Company;
                               4,426,249 shares beneficially owned through Met
                               Telcell, Inc.; 5,019,723 shares beneficially
                               owned through a trust, which include 200,000
                               shares of 7.25% cumulative convertible preferred
                               stock which shares are currently convertible into
                               666,666 shares of common stock; and 451,225
                               shares that may be deemed beneficially owned
                               through membership in a group
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,886,403 shares, including 7,989,206 shares beneficially owned through Metromedia Company; 4,426,249 shares beneficially owned through Met Telcell, Inc.; 5,019,723 shares beneficially owned through a trust, which include 200,000 shares of 7.25% cumulative convertible preferred stock which shares are currently convertible into 666,666 shares of common stock; and 451,225 shares that may be deemed beneficially owned through membership in a group
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                      //
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.64%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  591695-10-1                  13D                   Page 3 of  9 Pages

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          JOHN W. KLUGE
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) //
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                              //
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------

 Number of Shares       7      SOLE VOTING POWER
Beneficially Owned      --------------------------------------------------------
By Each Reporting       8      SHARED VOTING POWER
     Person                    17,886,403 shares, including 7,989,206 shares
                               beneficially owned through Metromedia Company;
                               4,426,249 shares beneficially owned through Met
                               Telcell, Inc.; 5,019,723 shares beneficially
                               owned through a trust, which include 200,000
                               shares of 7.25% cumulative convertible preferred
                               stock which shares are currently convertible into
                               666,666 shares of common stock; and 451,225
                               shares that may be deemed beneficially owned
                               through membership in a group
                        --------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               17,886,403 shares, including 7,989,206 shares
                               beneficially owned through Metromedia Company;
                               4,426,249 shares beneficially owned through Met
                               Telcell, Inc.; 5,019,723 shares beneficially
                               owned through a trust, which include 200,000
                               shares of 7.25% cumulative convertible preferred
                               stock which shares are currently convertible into
                               666,666 shares of common stock; and 451,225
                               shares that may be deemed beneficially owned
                               through membership in a group
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,886,403 shares, including 7,989,206 shares beneficially owned through Metromedia Company; 4,426,249 shares beneficially owned through Met Telcell, Inc.; 5,019,723 shares beneficially owned through a trust, which include 200,000 shares of 7.25% cumulative convertible preferred stock which shares are currently convertible into 666,666 shares of common stock; and 451,225 shares that may be deemed beneficially owned through membership in a group
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                      //
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.64%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  591695-10-1                    13D                 Page 4 of  9 Pages

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          STUART SUBOTNICK
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) //

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                              //

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
 Number of Shares       7      SOLE VOTING POWER
Beneficially Owned      --------------------------------------------------------
By Each Reporting       8      SHARED VOTING POWER
  Person with                  17,886,403 shares, including 7,989,206 shares
                               beneficially owned through Metromedia Company;
                               4,426,249 shares beneficially owned through Met
                               Telcell, Inc.; 5,019,723 shares beneficially
                               owned through a trust, which include 200,000
                               shares of 7.25% cumulative convertible preferred
                               stock which shares are currently convertible into
                               666,666 shares of common stock; and 451,225
                               shares that may be deemed beneficially owned
                               through membership in a group
--------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               17,886,403 shares, including 7,989,206 shares
                               beneficially owned through Metromedia Company;
                               4,426,249 shares beneficially owned through Met
                               Telcell, Inc.; 5,019,723 shares beneficially
                               owned through a trust, which include 200,000
                               shares of 7.25% cumulative convertible preferred
                               stock which shares are currently convertible into
                               666,666 shares of common stock; and 451,225
                               shares that may be deemed beneficially owned
                               through membership in a group
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,886,403 shares, including 7,989,206 shares beneficially owned through Metromedia Company; 4,426,249 shares beneficially owned through Met Telcell, Inc.; 5,019,723 shares beneficially owned through a trust, which include 200,000 shares of 7.25% cumulative convertible preferred stock which shares are currently convertible into 666,666 shares of common stock; and 451,225 shares that may be deemed beneficially owned through membership in a group
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                      //
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.64%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  591695-10-1                  13D                   Page 5 of  9 Pages

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MET TELCELL, INC.
          13-3586875
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) //

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                              //

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 Number of Shares       7      SOLE VOTING POWER
Beneficially Owned      --------------------------------------------------------
By Each Reporting       8      SHARED VOTING POWER
  Person with                  17,886,403 shares, including 7,989,206 shares
                               beneficially owned through Metromedia Company;
                               4,426,249 shares beneficially owned through Met
                               Telcell, Inc.; 5,019,723 shares beneficially
                               owned through a trust, which include 200,000
                               shares of 7.25% cumulative convertible preferred
                               stock which shares are currently convertible
                               into 666,666 shares of common stock; and 451,225
                               shares that may be deemed beneficially owned
                               through membership in a group
                        --------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               17,886,403 shares, including 7,989,206 shares
                               beneficially owned through Metromedia Company;
                               4,426,249 shares beneficially owned through Met
                               Telcell, Inc.; 5,019,723 shares beneficially
                               owned through a trust, which include 200,000
                               shares of 7.25% cumulative convertible preferred
                               stock which shares are currently convertible into
                               666,666 shares of common stock; and 451,225
                               shares that may be deemed beneficially owned
                               through membership in a group
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,886,403 shares, including 7,989,206 shares beneficially owned through Metromedia Company; 4,426,249 shares beneficially owned through Met Telcell, Inc.; 5,019,723 shares beneficially owned through a trust, which include 200,000 shares of 7.25% cumulative convertible preferred stock which shares are currently convertible into 666,666 shares of common stock; and 451,225 shares that may be deemed beneficially owned through membership in a group
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                      //

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.64%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D filed on November 1, 1995 (as amended as set forth below, the "Statement"), as amended by Amendment No. 1 filed on May 2, 1997 ("Amendment No. 1"), and as further amended by Amendment No. 2 filed on May 15, 1997 ("Amendment No. 2"), relating to the common stock, par value $1.00 per share (the "Common Stock), of Metromedia International Group, Inc., a Delaware corporation (the "Company"), is hereby further amended as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Statement is hereby amended to add after the last sentence of the paragraph captioned "John W. Kluge" the following:

                 Subsequent to the filing of Amendment No. 2, 200,000 shares of the Company's 7.25% cumulative convertible preferred stock (the "Preferred Stock") were purchased with the personal funds of the Trust in an aggregate amount of $ 4,935,175. Such 200,000 shares of Preferred Stock are currently convertible into approximately 666,666 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Statement is hereby amended and restated to read in its entirety as follows:

         Metromedia

         Metromedia is the direct owner of 7,989,206 shares of Common Stock and may be deemed the beneficial owner of an additional 9,897,197 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 17,886,403 shares of Common Stock, representing 25.64% of the outstanding shares of Common Stock.

         John W. Kluge

         Mr. Kluge is the beneficial owner of 17,886,403 shares of Common Stock, which number includes 7,989,206 shares owned by Metromedia, 4,426,249 shares owned by Met Telcell, 5,019,723 shares owned by the Trust (including shares issuable upon conversion of 200,000 shares of Preferred Stock owned by the Trust) and 451,225 shares owned by Mr. Subotnick in joint tenancy, of which Mr. Kluge may be deemed a beneficial owner by virtue of his membership in a group with Mr. Subotnick. This amount constitutes 25.64% of the outstanding shares of Common Stock.

                                     6 of 9

         Stuart Subotnick

         Mr. Subotnick is the beneficial owner of 17,886,403 shares of Common Stock, which figure includes 7,989,206 shares owned by Metromedia, 4,426,249 shares owned by Met Telcell, 451,225 shares owned in joint tenancy and 5,019,723 shares owned by the Trust (including shares issuable upon conversion of 200,000 shares of Preferred Stock owned by the Trust), of which Mr. Subotnick may be deemed a beneficial owner by virtue of his membership in a group with Mr. Kluge. This amount constitutes 25.64% of the outstanding shares of Common Stock.

         Met Telcell

         Met Telcell is the direct owner of 4,426,249 shares of Common Stock and may be deemed the beneficial owner of an additional 13,460,154 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 17,886,403 shares of Common Stock, representing 25.64% of the outstanding shares of Common Stock.

         Item 5(b) of the Statement is hereby amended by replacing the references to "4,353,057 shares" in the third line of the paragraph captioned "John W. Kluge" and the third line of the paragraph captioned "Stuart Subotnick" with "5,019,723 shares."

         Item 5(c) of the Statement is hereby amended to add after the last sentence the following:

                 Subsequent to the filing of Amendment No. 2, Mr. Kluge purchased or otherwise acquired shares of Preferred Stock on the dates, in the amounts and at the prices set forth on Annex D attached hereto and incorporated by reference herein. All purchases were made in the open market.

                                     7 of 9

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   October 2, 1998

                                       METROMEDIA COMPANY

                                       By: /s/  Stuart Subotnick
                                           ----------------------------------
                                           Name: Stuart Subotnick
                                           Title:   General Partner


                                       /s/  John W. Kluge
                                       ----------------------------------
                                       John W. Kluge


                                       /s/  Stuart Subotnick
                                       ----------------------------------
                                       Stuart Subotnick


                                       MET TELCELL, INC.


                                       By: /s/ Stuart Subotnick
                                           ----------------------------------
                                           Name: Stuart Subotnick
                                           Title:   Executive Vice President




                                     8 of 9

                                     ANNEX D

                                       Number of Shares             Price Paid
         Date of Purchase             of Preferred Stock            Per Share      Total Price Paid
         ----------------             ------------------            ----------     -----------------
         9/4/98                             10,000                     24.125        $  241,250
         9/4/98                             84,500                     24.25          2,049,125
         9/4/98                             15,000                     24.375           365,625
         9/4/98                             10,000                     24.50            245,000
         9/4/98                             10,000                     24.6875          246,875
         9/9/98                                400                     25                10,000
         9/10/98                            20,500                     25               512,500
         9/21/98                            49,600                     25.50          1,264,800
                                            ------                                   ----------
                                            ------                                   ----------
                                            200,000                                 $ 4,935,175

                                     9 of 9